Testing the Waters Materials Related to Series #URL1

From the Rally App:

# RSE Innovation, LLC

*DOMAIN NAMES: Due-Diligence Checklist*

Domain: **HotSpot.com**

Performed by: **WilyFish.com**

Date Performed: **January 13, 2021**

*The following analysis is divided into two sections: (1) Disqualifying Events, and (2) URL Grading. Disqualifying Events are tests that, if they reveal certain information, would disqualify a URL from being listed on Rally. URL Grading is a set of more subjective tests that provide information and relative ratings with regard to the risk associated with a URL. The thresholds, test parameters, and services used (if applicable) are indicated for each test. For tests that produce more information than a pass/fail or score, the full reports should be attached to this document and referenced in the Result.*

| Analysis | Test | Result |
|---|---|---|
| **A. DISQUALIFYING EVENTS** | | |
| 1. **Prior Site Usage** | Was the URL used for any prior illegal activities? (ex: pornography, pirating, etc.) | **PASS** / FAIL |
| 2. **UDRP Disputes** | Are there any outstanding or poorly resolved UDRP claims that indicate a likelihood of future challenges? | **PASS** / FAIL |
| **B. URL GRADING** | | |
| 3. **WHOIS History** | Number of recent changes (>5 in the past 2 years or >3 in the prior year may be considered high risk, pending additional review) | RISK PROFILE: HIGH / MED / **LOW** |
| 4. **Email Blacklists** | Presence on any current or prior blacklists (w/ analysis of any required remediation) | RISK PROFILE: HIGH / MED / **LOW** |
| 5. **Search Engine Reputation & Backlinks** | Analysis indicating current reputation (w/ analysis of any required remediation) | RISK PROFILE: HIGH / MED / **LOW** |
| 6. **Trademark Review** | Analysis of full report of domestic / international trademark search & review | RISK PROFILE: HIGH / MED / **LOW** |

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
searchengines.com	1/1/2008	$92,500.00	Moniker
boxingnews.com	1/1/2008	$25,000.00	Moniker
manchesterairport.com	1/1/2008	$17,600.00	Estibot
livestream.com	4/1/2009	$100,000.00	DNJournal
officeshoes.com	8/5/2009	$17,000.00	Sedo
vector.com	12/24/2009	$25,000.00	Sedo
mathsgames.com	5/4/2010	$55,293.00	Sedo
soccerstar.com	3/4/2011	$20,000.00	Sedo
nurseryrhymes.com	6/7/2011	$13,050.00	Sedo
zodiacsigns.com	3/9/2012	$10,000.00	Sedo
regularshow.com	2/15/2013	$22,000.00	Sedo
bigben.com	1/22/2014	$50,000.00	Sedo
mirror.com	2/11/2015	$30,000.00	DomainNameSales
charts.com	8/13/2015	$50,000.00	DomainHoldings
usedcarsforsale.com	9/19/2017	$100,000.00	Uniregistry
message.com	7/30/2019	$195,000.00	CanvasMedia
results.com	1/21/2020	$264,000.00	Sedo
believe.com	6/23/2020	$200,915.00	BuckleyMedia
picture.com	11/10/2020	$225,000.00	DomainBooth
listing.com	3/30/2021	$180,000.00	DomainBooth

#URL1

HOTSPOT.COM (DOMAIN)

Standing out in a sea of over 1 billion websites requires an easily memorable and instantly recognizable domain name. #URL1 is the Hotspot.com domain, first registered in 1995. 1-word domains like #URL1 using the premium .COM suffix are some of the most valuable domains in the market. Hotspot.com is particularly intriguing due to its brandability as a reference to a WiFi Hotspot — resulting in ~300K Google searches each month. #URL1 also falls under two categories that soak up the most search volume: 1-word domains and keywords between 5-10 characters.

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#URL1 | *Timeline*

Oct. 1969 The first electronic message is sent between two computers. This milestone is achieved over the ARPANET, one of the world's first computer networks.

Mar. 1985 Symbolics, a Massachusetts computer company spun off from MIT's AI Lab, registers Symbolics.com. This marks the first registered domain name.

Oct. 1994 In October 1994 the Clinton Administration launches WhiteHouse.gov, which had been officially registered two years prior.

Jan. 1995 Sun Microsystems releases Java. It would go onto become one of the most popular programming languages and is still in use today.

DESCRIPTION OF SERIES #URL1

Investment Overview

•Upon completion of the Series #URL1 Offering, Series #URL1 will purchase the HotSpot.com Domain as the underlying asset for Series #URL1 (the “Underlying Asset” with respect to Series #URL1, as applicable), the specifications of which are set forth below.

•Prior to the purchase of the Underlying Asset by Series #URL1, the Underlying Asset generated revenue through “domain parking,” which practice is described in “Description of the Business – Asset Selection.” The Company will determine if it is appropriate to make the Underlying Asset available for “domain parking” advertising and, if so, contract with a third party for such services.

•During the twelve-month period ended May 31, 2021, the Underlying Asset generated approximately $1,000 per month in revenue through “domain parking” by the prior owner. The fact that the Underlying Asset generated revenue prior to its purchase by Series #URL1 is not an indication or prediction of future revenue or a representation that the Underlying Asset will generate any revenue in the future. Please see “Risk Factors” related to Contractual Revenues, including without limitation “Risks Specific to the Industry and the Asset Class ⸺ It is difficult to estimate with precision the projected future Contractual Revenues under any Underlying Asset because such estimation is necessarily based on future events that may or may not occur and that could change based on a number of factors that are hard to control. As a result, at the time of an Offering, it is difficult to predict an accurate return on investment or rate of return for an investment in a Series of Interests.”

Underlying Asset Details

Details
URL	HotSpot.com
TLD	.com
Original Creation Date	March 04, 1995

Registrar History

Registrar	Updated	Expiration Date
GoDaddy Online Services Cayman Islands Ltd.	October 11, 2018	March 05, 2022
GoDaddy.com, LLC	May 18, 2016
DREAMHOST, LLC	January 04, 2014
NEW DREAM NETWORK, LLC	January 10, 2011

Website History

Webpage/Redirect	Start	End
www1.hotspot.com	2020
Mediaoptions.com	2019	2020
Sedo.com	2017	2018
en.wikipedia.org/wiki/HotSpot	2012	2015

Webpage stating “It Works”	2011	2012

UDRP Complaints

Organization	Current Complaints as of the Date of this Filing	Past Complaints
World Intellectual property Organization	None	None
National Arbitration Forum	None	None
Asian Domain Name Dispute Resolution Centre	None	None

Email Blacklists

Organization	Current Status as of the Date of this Filing	Past Status
N/A	None	None

Depreciation

The Company treats Intangible Assets as collectible and therefore will not depreciate or amortize the Underlying Asset going forward.